SYNERGY BRANDS INC.
                                STATE OF DELAWARE
                            CERTIFICATE OF CORRECTION

Synergy Brands Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is Synergy Brands Inc.

2. That a Certificate of Amendment to Certificate of Incorporation was filed by the Secretary of State of Delaware on February 11, 2003 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate to be corrected is as follows:

The Amendment correctly stated the reverse split of the outstanding stock of the corporation 1 share for each 4 shares outstanding but neglected to also disclose and implement a similar 1 for 4 reverse split of the amount of stock the corporation is authorized to issue

4. Article FOURTH of the Certificate is corrected to read as follows:

Add (iii) The amount of shares the corporation is authorized to issue is also reverse split one for four resulting in the corporation being authorized to issue 15,000,000 shares of stock divided into 14,000,000 common shares, par value $.001 per share, 100,000 shares of Class A Preferred stock, par value $.001 per share, and 900,000 shares of Class B Preferred Stock, par value $.001 per share.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by Mair Faibish, an Authorized Officer, this day of January, A.D. 2005.


By:    /s/ Mair Faibish
    --------------------
Name:  Mair  Faibish
Title: Chief Executive Officer